Alpha Teknova, Inc.

2451 Bert Dr.

Hollister, CA 95023

November 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Cindy Polynice

Re:	Alpha Teknova, Inc.

Registration Statement on Form S-1

Registration No. 333-275168

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpha Teknova, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-275168) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2023 (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 5:00 p.m., Eastern Time, on November 7, 2023 or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Elizabeth A. Razzano of Paul Hastings LLP, by telephone at (650) 320-1895 or by email at elizabethrazzano@paulhastings.com. The Company hereby authorizes Ms. Elizabeth A. Razzano of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

ALPHA TEKNOVA, INC.

By:	/s/ Matthew Lowell
Matthew Lowell
Chief Financial Officer

cc:	Elizabeth A. Razzano, Esq. (Paul Hastings LLP)